Exhibit 99.2

Dividends

No dividend has been declared or paid by the Company for the six months ended June 30, 2024 and 2023.

Reconciliation between US GAAP and International Financial Reporting Standards

These interim unaudited condensed consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under US GAAP and IFRS are as follows:

(i)	Reconciliation of condensed consolidated statements of operations

	Six Months Ended June 30, 2024
		IFRS adjustments
			Tax effects of
			intercompany
	Amounts as	Lease	unrealized
	reported under	amortization	profit	Amounts
	US GAAP	(note (a))	(note (b))	under IFRS

	(in US$’000)
Cost of goods—third parties	(151,681)	31	—	(151,650)
Research and development expenses	(95,256)	49	—	(95,207)
Selling expenses	(27,351)	18	—	(27,333)
Administrative expenses	(30,460)	40	—	(30,420)
Total operating expenses	(333,202)	138	—	(333,064)
Other income, net	22,765	(91)	—	22,674
(Loss)/income before income taxes and equity in earnings of an equity investee	(4,756)	47	—	(4,709)
Equity in earnings of an equity investee, net of tax	33,807	6	(215)	33,598
Net income	26,165	53	(215)	26,003
Less: Net income attributable to non‑controlling interests	(364)	(7)	—	(371)
Net income attributable to the Company	25,801	46	(215)	25,632

	Six Months Ended June 30, 2023
		IFRS adjustment
	Amounts as	Lease
	reported under	amortization	Amounts
	US GAAP	(note (a))	under IFRS

	(in US$’000)
Cost of goods—third parties	(182,380)	34	(182,346)
Research and development expenses	(144,633)	18	(144,615)
Selling expenses	(26,423)	23	(26,400)
Administrative expenses	(41,840)	80	(41,760)
Total operating expenses	(421,220)	155	(421,065)
Other income, net	25,434	(163)	25,271
(Loss)/income before income taxes and equity in earnings of an equity investee	137,088	(8)	137,080
Equity in earnings of an equity investee, net of tax	35,110	(2)	35,108
Net income	169,468	(10)	169,458
Less: Net income attributable to non‑controlling interests	(917)	(8)	(925)
Net income attributable to the Company	168,551	(18)	168,533

(ii)	Reconciliation of condensed consolidated balance sheets

	June 30, 2024
		IFRS adjustments
			Tax effects of
	Amounts as	Lease	intercompany		Capitalization
	reported under	amortization	unrealized profit	Issuance costs	of rights	Amounts
	US GAAP	(note (a))	(note (b))	(note (c))	(note (d))	under IFRS

	(in US$’000)
Investment in an equity investee	80,519	(31)	90	—	—	80,578
Other non-current assets	37,274	(88)	—	—	14,907	52,093
Total assets	1,260,868	(119)	90	—	14,907	1,275,746

Additional paid-in capital	1,507,550	—	—	(697)	—	1,506,853
Accumulated losses	(845,068)	(131)	92	697	16,084	(828,326)
Accumulated other comprehensive loss	(9,534)	16	(2)	—	(1,201)	(10,721)
Total Company’s shareholders’ equity	740,084	(115)	90	—	14,883	754,942
Non-controlling interests	11,934	(4)	—	—	24	11,954
Total shareholders’ equity	752,018	(119)	90	—	14,907	766,896

	December 31, 2023
		IFRS adjustments
			Tax effects of
			intercompany
	Amounts as	Lease	unrealized	Issuance	Capitalization	LTIP
	reported under	amortization	profit	costs	of rights	classification	Amounts
	US GAAP	(note (a))	(note (b))	(note (c))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Investment in an equity investee	48,411	(37)	307	—	—	—	48,681
Other non-current assets	34,796	(137)	—	—	15,093	—	49,752
Total assets	1,279,773	(174)	307	—	15,093	—	1,294,999

Other payables, accruals and advance receipts	271,399	—	—	—	—	(10,502)	260,897
Total current liabilities	403,027	—	—	—	—	(10,502)	392,525
Total liabilities	536,386	—	—	—	—	(10,502)	525,884

Additional paid-in capital	1,522,447	—	—	(697)	—	10,502	1,532,252
Accumulated losses	(870,869)	(177)	307	697	16,084	—	(853,958)
Accumulated other comprehensive loss	(8,163)	14	—	—	(1,016)	—	(9,165)
Total Company’s shareholders’ equity	730,541	(163)	307	—	15,068	10,502	756,255
Non-controlling interests	12,846	(11)	—	—	25	—	12,860
Total shareholders’ equity	743,387	(174)	307	—	15,093	10,502	769,115

Notes:

(a)	Lease amortization

Under US GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Tax effects of intercompany unrealized profit

Under US GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer’s tax rate.

(c)	Issuance costs

Under US GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(d)	Capitalization of development and commercial rights

Under US GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as in-process research and development and were expensed to research and development expenses.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group.

(e)	LTIP classification

Under US GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.